Rosa Vieira
Senior Account Manager, Client Services
Telephone: 416.361.0930 ext.227
rvieira@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

May 30, 2008

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: METALLICA RESOURCES INC.

We are pleased to confirm that copies of the following materials were mailed to Option and Warrant holders of the company on May 26, 2008.

1. 2008 Request for Interim Financial Statements

2. Letter to Warrantholder

3. Letter to Optionholder

4. Notice and Management Proxy Circular For Annual and Special Meeting of Shareholders to be held on June 17, 2008

5. Joint Disclosure Booklet

6. 2007 Annual Report (Management’s Discussion and Analysis and Consolidated Financial Statements as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006, and 2005 enclosed)

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY
Per:
/s/ An Duong
An Duong
Client Services Administrator